UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under The Securities Exchange Act of 1934
                             (AMENDMENT NO.  N/A)*

                         U.S. Auto Parts Network, Inc.
			       (Name of Issuer)

                    Common Stock, par value $0.001 per share
			 (Title of Class of Securities)

                                   90343C100
			         (CUSIP Number)
                              Edward F. Glassmeyer
                           Oak Management Corporation
                               One Gorham Island
                              Westport, CT  06880
                                 (203) 226-8346

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)
                                   Copies to:
                          Charles J. Downey III, Esq.
                            Finn Dixon & Herling LLP
                        177 Broad Street - 15th Floor
                            Stamford, CT  06901-2048
                                 (203) 325-5000

                               November 21, 2008
            (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter the disclosures provided in the cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



      		(Continued on the Following Pages)		Page 2


CUSIP NO. 90343C100


1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Oak Investment Partners XI, Limited Partnership
      20-1319065

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
      (a)  [   ]
      (b)  [ x ]

3.    SEC USE ONLY

4.    Source of Funds
      WC

5.    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                          [   ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICALLY OWNED
BY EACH REPORTING PERSON WITH:


            7.  SOLE VOTING POWER
	        9,333,485 Shares of Common Stock

            8.  SHARED VOTING POWER
                Not applicable

            9.  SOLE DISPOSITIVE POWER
                9,333,485 Shares of Common Stock

            10. SHARED DISPOSITIVE POWER
                Not applicable


11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            9,333,485 Shares of Common Stock

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
      Instructions)    [   ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           31.27%

14.   TYPE OF REPORTING PERSON (See Instructions)
            PN

CUSIP NO. 90343C100
                            13D

1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Oak Associates XI, LLC
      20-1319921

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
      (a)  [   ]
      (b)  [ x ]

3.    SEC USE ONLY

4.    Source of Funds
      WC

5.    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                         [  ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

            7.  SOLE VOTING POWER

                  Not applicable

            8.  SHARED VOTING POWER

                  9,333,485 Shares of Common Stock

            9. SOLE DISPOSITIVE POWER

                  Not applicable

            10.  SHARED DISPOSITIVE POWER

                  9,333,485 Shares of Common Stock


11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            9,333,485 Shares of Common Stock

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
      Instructions)    [   ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           31.27%

14.   TYPE OF REPORTING PERSON (See Instructions)
            OO-LLC

CUSIP NO. 90343C100
                            13D

1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Oak Management Corpoation
      06-0990851

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
      (a)  [   ]
      (b)  [ x ]

3.    SEC USE ONLY

4.    Source of Funds
      WC

5.    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)        [    ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

            7.  SOLE VOTING POWER

                  Not applicable

            8.  SHARED VOTING POWER

                  9,333,485 Shares of Common Stock

            9. SOLE DISPOSITIVE POWER

                  Not applicable

            10.  SHARED DISPOSITIVE POWER

                  9,333,485 Shares of Common Stock


11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           9,333,485 Shares of Common Stock

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
      Instructions)   [  ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           31.27%

14.   TYPE OF REPORTING PERSON (See Instructions)
           CO

CUSIP NO. 90343C100
                            13D

1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Bandel L. Carano

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
      (a)  [   ]
      (b)  [ x ]

3.    SEC USE ONLY

4.    Source of Funds
      WC

5.    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)      [  ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

            7.  SOLE VOTING POWER

                  0 Shares of Common Stock

            8.  SHARED VOTING POWER

                  9,333,485 Shares of Common Stock

            9. SOLE DISPOSITIVE POWER

                  0 Shares of Common Stock

            10.  SHARED DISPOSITIVE POWER

                  9,333,485 Shares of Common Stock


11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           9,333,485 Shares of Common Stock

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
      Instructions)    [  ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           31.27%

14.   TYPE OF REPORTING PERSON (See Instructions)
           IN

CUSIP NO. 90343C100
                            13D

1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Gerald R. Gallagher

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
      (a)  [   ]
      (b)  [ x ]

3.    SEC USE ONLY

4.    Source of Funds
      WC

5.    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)              [     ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

            7.  SOLE VOTING POWER

                  0 Shares of Common Stock

            8.  SHARED VOTING POWER

                  9,333,485 Shares of Common Stock

            9.  SOLE DISPOSITIVE POWER

                  0 Shares of Common Stock

            10.  SHARED DISPOSITIVE POWER

                  9,333,485 Shares of Common Stock


11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           9,333,485 Shares of Common Stock

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
      Instructions)    [  ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           31.27%

14.   TYPE OF REPORTING PERSON (See Instructions)
           IN

CUSIP NO. 90343C100
                            13D

1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Edward F. Glassmeyer

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
      (a)  [   ]
      (b)  [ x ]

3.    SEC USE ONLY

4.    Source of Funds
      WC

5.    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)          [   ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

            7.  SOLE VOTING POWER

                  0 Shares of Common Stock

            8.  SHARED VOTING POWER

                  9,333,485 Shares of Common Stock

            9. SOLE DISPOSITIVE POWER

                  0 Shares of Common Stock

            10.  SHARED DISPOSITIVE POWER

                  9,333,485 Shares of Common Stock


11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           9,333,485 Shares of Common Stock

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
      Instructions)   [  ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           31.27%

14.   TYPE OF REPORTING PERSON (See Instructions)
           IN

CUSIP NO. 90343C100
                            13D

1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Fredric W. Harman

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
      (a)  [   ]
      (b)  [ x ]

3.    SEC USE ONLY

4.    Source of Funds
      WC

5.    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)         [   ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

            7.  SOLE VOTING POWER

                  0 Shares of Common Stock

            8.  SHARED VOTING POWER

                  9,333,485 Shares of Common Stock

            9. SOLE DISPOSITIVE POWER

                  0 Shares of Common Stock

            10.  SHARED DISPOSITIVE POWER

                  9,333,485 Shares of Common Stock


11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           9,333,485 Shares of Common Stock

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
      Instructions)    [	  ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           31.27%

14.   TYPE OF REPORTING PERSON (See Instructions)
           IN

CUSIP NO. 90343C100
                            13D

1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Ann H. Lamont

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
      (a)  [   ]
      (b)  [ x ]

3.    SEC USE ONLY

4.    Source of Funds
      WC

5.    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)         [    ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

            7.  SOLE VOTING POWER

                  0 Shares of Common Stock

            8.  SHARED VOTING POWER

                  9,333,485 Shares of Common Stock

            9. SOLE DISPOSITIVE POWER

                  0 Shares of Common Stock

            10.  SHARED DISPOSITIVE POWER

                  9,333,485 Shares of Common Stock


11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           9,333,485 Shares of Common Stock

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
      Instructions)   [   ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           31.27%

14.   TYPE OF REPORTING PERSON (See Instructions)
           IN

                           Statement on Schedule 13D

      This Statement on Schedule 13D relates to the beneficial ownership of common stock, par value $0.001 per share (the "COMMON STOCK"), of U.S. Auto Parts Networks, Inc., a Delaware corporation (the "COMPANY"). This Statement on
Schedule 13D is being filed on behalf of the Reporting Persons (as defined below).

      The Reporting Persons filed statements on Schedule 13G with respect to the Common Stock with the Securities and Exchange Commission on February 13, 2008 (the "SCHEDULE 13G") pursuant to the exception (from filing a Statement on
Schedule 13D) provided under Rule13d-1(d) (as such Reporting Persons held the respectively reported Common Stock prior to the Company's initial public offering in February 2007). The purchase by Oak Investment Partners XI described in Item 5(c) below necessitated the transition from filing a Schedule 13G to a Schedule 13D.

ITEM 1.     SECURITY AND ISSUER.

            (a) Name of Issuer
               U.S. Auto Parts Network, Inc.
            (b) Address of Issuer's Principal Executive Officer
               17150 South Margay Avenue
               Carson, California  90746
            (c) Title and Class of Securities:
               Common Stock, par value $0.001

ITEM 2.     IDENTITY AND BACKGROUND.

      (a) This statement is filed by Oak Investment Partners XI, Limited Partnership, a Delaware limited partnership ("OAK INVESTMENT PARTNERS XI"), Oak Associates XI, LLC, a Delaware limited liability company ("OAK ASSOCIATES XI"), Oak Management Corporation, a Delaware corporation ("OAK MANAGEMENT"), Bandel L. Carano, Gerald R. Gallagher, Edward F. Glassmeyer, Fredric W. Harman and Ann H. Lamont (collectively, Messrs. Carano, Gallagher, Glassmeyer and Harman and Ms. Lamont, the "MANAGING MEMBERS").

      Oak Investment Partners XI, Oak Associates XI, and Oak Management are collectively referred to as the "OAK ENTITIES". The Oak Entities and the Managing Members are collectively referred to as the "REPORTING PERSONS" in this
Schedule 13D.

      By making this filing, the Reporting Persons acknowledge that they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), in connection with the securities of the Company. Each Reporting Person disclaims the existence of a "group" and disclaims beneficial ownership of all shares of Common Stock or securities convertible into or exercisable for Common Stock other than any shares or other securities reported herein as being owned by it, him or her, as the case may be.

      (b) The principal executive offices of each of the Oak Entities, and the business address of each Managing Member, is c/o Oak Management Corporation, One Gorham Island, Westport, Connecticut 06880.

      (c) The principal business of Oak Investment Partners XI is to assist growth-oriented businesses located primarily in the United States. The principal business of Oak Associates XI is to act as general partner of Oak Investment Partners XI. The principal business of Oak Management is to act as investment advisor to Oak Investment Partners XI and other venture capital investment funds. The principal business and occupation of each of the Managing Members is to act as general partners, managing members, shareholders, directors and officers of the Oak Entities and a number of partnerships and limited liability companies with similar businesses.

      (d) None of the Reporting Persons has been convicted in a criminal proceeding in the past five (5) years (excluding traffic violations or similar misdemeanors, if any).

      (e) During the past five (5) years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Each of the Oak Entities is organized under the laws of Delaware (as identified on Page 1 above). Each of the Managing Members is a citizen of the United States (as identified on Page 1 above).

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Certain shares of the Common Stock reported herein were acquired by Oak Investment Partners XI's on the open market during the period from November 20, 2008 through November 28, 2008, as further described in Item 5(c) below (the "OPEN MARKET PURCHASES"). All of such purchases were made using funds which Oak Investment Partners XI had raised for investment purposes and none were made using borrowed funds.

      Prior to the Open Market Purchases and the Company's initial public offering in February 2007, Oak Investment Partners XI purchased 11,055,425 shares of the Company's Series A Preferred Stock pursuant to the terms and conditions of that certain Series A Preferred Stock Purchase Agreement, dated as of March 3, 2006, as entered into with the Company, each at a price of $4.0704 per share, for an aggregate purchase price of $45,000,001.92. All of such purchase was made using funds which Oak Investment Partners XI had raised for investment purposes and none were made using borrowed funds. All of such shares of Series A Preferred Stock were then converted, in the aggregate, into 6,633,255 shares of Common Stock at the time of the Company's initial public offering. Thereafter, Oak Investment Partners XI made the following open market purchases, each of which was made using funds which Oak Investment Partners XI had raised for investment purposes and none were made using borrowed funds: (i) 5,102 shares of Common Stock on November 27, 2007 and (ii) 29,955 shares of Common Stock on November 28, 2007.

ITEM 4.     PURPOSE OF TRANSACTION.

      Each of the Reporting Persons holds and/or presently intends to hold (all but Oak Investment Partners XI doing so indirectly) the Common Stock described in this Schedule 13D (most specifically, Items 2 and thereof) for investment purposes only.

      Depending on prevailing market, economic and other conditions, the Reporting Persons may from time to time acquire additional shares of the capital stock of the Company or engage in discussions with the Company concerning further acquisitions of shares of the capital stock of the Company or further investments in the Company. Each of the Reporting Persons intends to review his, her or its investment in the Company on a continuing basis and, depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of his, her or its investment in the Company (in each case, all but Oak Investment Partners XI doing so indirectly).

      Except as set forth above in this statement, none of the Reporting Persons has any present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

      The  Reporting  Persons  previously  reported  their  share ownership on a
Schedule 13G, filed with the Securities and Exchange Commission on February 13, 2008, as the Reporting Persons owned such shares prior to the Company's initial public offering in February 2007. The purchase by Oak Investment Partners XI described in Item 5(c) below necessitated the transition from filing a Schedule 13G to a Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      (a) and (b) The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons is based upon 29,846,757 shares of Common Stock outstanding as of November 3, 2008, as reported by the Company in its Annual Report on Form 10-Q for the quarterly period ended September 30, 2008 (as filed with the Securities and Exchange Commission on November 6, 2008).

      Oak Associates XI is the general partner of Oak Investment Partners XI. Oak Management is the manager of Oak Investment Partners XI. Bandel L. Carano, Gerald R. Gallagher, Edward F. Glassmeyer, Fredric W. Harman and Ann H. Lamont are the managing members of the general partner of Oak Investment Partners XI, and, as such, may be deemed to possess shared beneficial ownership of any shares of common stock held by such entities.

      Amounts shown as beneficially owned by each of Oak Investment Partners XI, Oak Associates XI, Oak Management, Bandel L. Carano, Gerald R. Gallagher, Edward
F. Glassmeyer, Fredric W. Harman and Ann H. Lamont include 9,333,485 shares of Common Stock owned directly by Oak Investment Partners XI.

      Please see Items 7, 8, 9, 10, 11 and 13 of the respective cover sheet for each Reporting Person.

      (c) During the past sixty (60) days, the following transactions, each involving the class of securities reported on hereon, were effectuated:

  Oak Investment Partners  XI  made  the following open market purchases:
  (i) 269,095 shares of Common Stock on November 20, 2008, each at a price of $1.20 per share; (ii) 1,782,684 shares of Common Stock on November 21, 2008, each at $1.48 per share; (iii) 571,018 shares of Common Stock on November 25, 2008, at prices ranging from $1.60 per share to $2.00 per share (the large majority at such higher price per share); (iv) 40,976 shares of Common Stock on November 26, 2008, each at a price of $2.00 per share; and (v) 400 shares of Common Stock on November 28, 2008, each at a price of $2.00 per share.

      (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

      (e)   Not applicable.

ITEM 6.     CONTRACTS,   ARRANGEMENTS,   UNDERSTANDINGS  OR  RELATIONSHIPS  WITH
            RESPECT TO SECURITIES OF THE ISSUER.

      Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of the Schedule 13G and any amendment or amendments thereto (including this filing), which agreement is deemed attached hereto as Exhibit A.
Additionally, the reporting persons have executed a Power of Attorney in connection with the filing of the Schedule 13G and any amendment or amendments thereto (including this filing), which such agreement is deemed attached hereto as Exhibit B

      Oak Investment Partners XI and the Company are party to that certain Investors' Rights Agreement, dated as of March 3, 2006, which such agreement (i) contains certain applicable terms and conditions regarding registration rights, and (ii) was filed as an attachment to the Company's Form S-1, as filed with the Securities and Exchange Commission on November 2, 2006 and is hereby deemed attached hereto as Exhibit C.

      In addition to the agreements above, Oak Investment Partners XI and the Company are party to: (i) a Series A Preferred Stock Purchase Agreement, dated as of March 3, 2006, pursuant to which Oak Investment Partners XI acquired certain of the Company's securities prior to its IPO and (ii) an agreement which contained terms and conditions restricting Oak Investment Partners XI's ability to transfer its Common Stock, per the terms of such agreement, such restrictions expired on February 8, 2008.

      Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 above or between such persons and any other person with respect to any securities of the Company.

ITEM 7.     EXHIBITS

Exhibit A   Agreement of Reporting Persons (previously filed as Exhibit A to the
            Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on February 13, 2008 and incorporated herein by reference).

Exhibit B   Power of Attorney (previously filed as Exhibit B to the Schedule 13G filed by the  Reporting  Persons  with  the  Securities and Exchange
            Commission  on  February  13,  2008  and  incorporated   herein   by
            reference).

Exhibit C   Investors'  Rights  Agreement by and between Oak Investment Partners
            XI, Limited Partnership and U.S. Auto Parts Network, Inc., dated as of March 3, 2006 (previously filed as an attachment to that certain
            Form S-1, as filed by U.S. Auto Parts Network, Inc. with the
            Securities and Exchange Commission on November 2, 2006).

                                                              Page 11
Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated:  December 8, 2008

Entities:

Oak Investment Partners XI, Limited Partnership
Oak Associates XI, LLC
Oak Management Corporation


                                     By:  /s/ Edward F. Glassmeyer
                                             Edward F. Glassmeyer, as
                                             General Partner or
                                             Managing Member or as
                                             Attorney-in-fact for the
                                             above-listed entities


Individuals:

Bandel L. Carano
Gerald R. Gallagher
Edward F. Glassmeyer
Fredric W. Harman
Ann H. Lamont


                                     By:  /s/ Edward F. Glassmeyer
                                             Edward F. Glassmeyer,
                                             Individually and as
                                             Attorney-in-fact for the
                                             above-listed individuals

                                                               Page 12
                               INDEX TO EXHIBITS

                                                                Page

EXHIBIT A  Agreement of Reporting Persons, dated February 13,   Previously
           2008, among the Reporting Persons (previously filed Filed as Exhibit A to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange
           Commission on February 13, 2008 and incorporated herein by reference).

EXHIBIT B  Power of Attorney (previously filed as Exhibit B     Previously
           to the Schedule 13G filed by the Reporting Persons   Filed
           with the Securities and Exchange Commission on February 13, 2008 and incorporated herein by reference).

EXHIBIT C  Investors' Rights Agreement by and between Oak       Previously
           Investment Partners XI, Limited Partnership and      Filed
           U.S. Auto Parts Network, Inc., dated as of March 3,
           2006 (previously filed as an attachment to that certain Form S-1, as filed by U.S. Auto Parts
           Network, Inc. with the  Securities and Exchange
           Commission on November 2, 2006).